BRF S.A.
Publicly Held Company
CNPJ 01.838.723/0001-27
NIRE 42.300.034.240

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) informs its shareholders and the market that it will make a Public Request for Proxy, pursuant to articles 23 to 27 of the Brazilian Securities and Exchange Commission (CVM) Instruction No. 481/2009, for voting at the Ordinary and Extraordinary General Shareholders Meeting (“AGOE”) to be held on April 27, 2021, at 11:00 a.m., exclusively under digital format, according to instructions to be disclosed by the Company in due course.

The Public Request for Proxy will cover all matters, which appear on the agenda of the AGOE, as disclosed in the corresponding Call Notice. The proxies must be sent to the Company, exclusively in electronic format, for the e-mail acoes@brf-brf.com, between March 26, 2021 and April 26, 2021.

Further information necessary for the delivery of the proxies will be made available by the Company at its Investor Relations website (http://ri.brf-global.com), in the Corporate Governance section, as well as at the websites of the Brazilian Securities and Exchange Commission (www.cvm.gov.br), the Brazilian Stock Exchange - B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and the US SEC – Securities and Exchange Commission (www.sec.gov).

The Public Request for Proxy is an additional alternative provided by the Company to those shareholders who wish to exercise their voting right at the AGOE and cannot be present, personally or by means of attorneys-in-fact, on the date and place where it will be held.

In addition to sending the proxies, which are the object of the Public Request, the shareholders will also be able to vote at the AGOE by means of a Distance Voting Form, as set forth in article 21-A and following articles of CVM Instruction No. 481/2009, with due observation to the instructions to be disclosed by the Company in the Shareholders’ Manual for Participation at the AGOE.

São Paulo, March 12, 2021

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer